UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT
PURSUANT TO RULE 14f-l OF THE
OF THE SECURITIES EXCHANGE ACT OF 1934

AIR BROOK AIRPORT EXPRESS, INC.
(Exact name of registrant in its charter)

Commission File No. 33-9218

DELAWARE	22-2742564
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

115 West Passaic Street
Rochelle Park, New Jersey 07662*
(Address of principal executive office, including Zip Code)

Registrant's telephone number - (201) 843-6100

The number of outstanding shares of the Company's common stock, as of June 18, 2007 is 2,277,922 shares, $0.0001 par value per share, of which officers, Directors and their affiliates own 1,165,397, which comprises approximately 51.2% of the outstanding common stock of the Company.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-l

We are furnishing this Information Statement to all of the holders of record of our common stock, $0.0001 par value per share, at the close of business on June 18, 2007.

This notice is required by Section 14(f) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-l of the Securities and Exchange Commission ("SEC").

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

INTRODUCTION:

This Information Statement is being furnished to the holders of record of the Company’s common stock as of the close of business June 18, 2007, and sets forth the proposed change in the majority of the Company's Board of Directors to be effected pursuant to the terms and conditions of a Stock Purchase Agreement dated as at June 26, 2007 described below, and contains related biographical and other information concerning the Company's executive officers and Directors.

This Information Statement is being provided solely for informational purposes only and not in conjunction with a vote of the Company’s stockholders.

This Information Statement is being filed with the Securities and Exchange Commission ("SEC") and delivered to stockholders holding all 2,277,922 of the issued and outstanding shares of common stock, par value $0.0001 per share, of Air Brook Airport Express, Inc. (the "Company"), representing all of the outstanding shares otherwise entitled to vote at a meeting of stockholders as at the record date.

All Company filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Company filings may be obtained from the SEC's website at http://www.sec.gov. Upon the completion of the Stock Transaction (as defined below), the Company intends to file a report on Form 8-K with the SEC concerning the Change in Control of the Company and the Departure and Election of Directors at the Company.

CHANGE IN MAJORITY OF DIRECTORS

As at June 26, 2007, Lextra Management Group, Inc. (the "Purchaser") entered into a Stock Purchase Agreement (the "Agreement") with Donald M. Petroski (“Donald”), Jeffrey M. Petroski (“Jeffrey”), Barbara Petroski, the wife of Donald (“Barbara”) and Air Brook Limousine, Inc. (“ABL”). Donald, Jeffrey, Barbara and ABL may sometimes hereinafter be collectively called the “Selling Parties”. Under the terms of the Agreement, for and in consideration of an aggregate sum of $116,500, among other things, the Selling Parties agreed to sell, and the Purchaser agreed to acquire a total of 1,165,397 shares of the common stock, $0.0001 par value, of the Company, comprising approximately 51.16% of the shares of the common stock of the Company’s then issued and outstanding shares (the "Stock Transaction"). In addition, the Purchaser agreed to acquire from ABL an account receivable due from the Company to ABL, (the “Account Receivable”) described in the Company’s financial reporting as “Due to Affiliates” (The Stock Transaction and the Accounts Receivable Transaction shall sometimes be referred to collectively be called the “Stock Transaction”). The closing of the Stock Transaction (the “Closing”) will occur promptly after the Effective Date, as defined below (the “Stock Transaction Date”).

As contemplated by the Stock Transaction, the Board intends to elect Mr. R. Thomas Kidd as a Director of the Company at the Closing and Donald and Jeffrey will each tender their resignations from the Company's Board of Directors, effective at the Closing, in accordance with the Company’s By-Laws, effective as at the Closing of the Stock Transaction. Mr. Kidd intends to take office as a Director effective immediately upon the Closing of the Stock Transaction, subject to the expiration of the statutory ten (10) day waiting period following the filing by the Company with the SEC of this Information Statement pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, relating to the change in control of the Board occasioned by the resignations of Donald and Jeffrey from the Board (the “Effective Date’).

SECURITIES OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of the common stock of the Company by: (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of its common stock as of June 18, 2007; (ii) each Director and executive officer of the Company as of June 18, 2007; (iii) all officers and Directors of the Company as a group as of June 18, 2007; and (iv) all proposed beneficial owners, Directors and officers (individually and as a group) of the Company after giving effect to the Stock Transaction. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the transfer agent for the Company’s Common Stock, or the persons listed or contained in filings made by them with the SEC.

Amount and Nature of
of Beneficial Owner	Beneficial Ownership	Percent of Class (1)

Donald M. Petroski (2) (7)	1,010,000 shs.	44.34%
Air Brook Limousine, Inc. (3) (7)	127,422 shs.	5.59%
Jeffrey M. Petroski (4) (7)	27,850 shs.	1.22%
Barbara Petroski (5) (7)	125 shs.	---+
New America Group (6)	416,500 shs.	18.28%
Lextra Management Group, Inc. (7)	1,165,397 shs.	51.16%
Mr. R. Thomas Kidd (8)	-0- shs.	-0- %

(1)
The percentages listed in the "Percent of Class" column are based upon 2,277,922 issued and outstanding shares of Common Stock as at the Stock Transaction Date. All officers, Directors and ABL, (including Barbara Petroski) own as a group 1,165,397 shares of common stock (51.16%) of the Company.

(2)
Mr. Donald M. Petroski has agreed to sell his shares and will resign as an officer of the Company on the Stock Transaction Date. He will also resign from the Board of Directors effective on the Stock Transaction Date. The address for Donald M. Petroski is 115 West Passaic Street, Rochelle Park, New Jersey 07662. Donald M. Petroski disclaims any ownership interest in the shares owned by either Jeffrey M. Petroski or Barbara Petroski.

(3)
ABL has agreed to sell its shares on the Stock Transaction Date and may be deemed an affiliate of the Company. Donald M. Petroski owns 80% of the issued and outstanding shares and Jeffrey M. Petroski owns 20% of the issued and outstanding shares of ABL.

(4)
Jeffrey M. Petroski has agreed to sell his shares and resign as an officer of the Company on the Stock Transaction Date. He will also resign from the Board of Directors on the Stock Transaction Date. The address for Jeffrey M. Petroski is 115 West Passaic Street, Rochelle Park, New Jersey 07662.

(5)	Barbara Petroski, the wife of Donald M. Petroski has agreed to sell her shares on the Stock Transaction Date.

(6)	The holdings of New America Group are reflected in the Shareholder list provided to the Company by its Transfer Agent as at June 18, 2007

(7)
These shares represent the aggregate of 1,165,397 shares to be purchased from the Selling Parties pursuant to the Purchase Agreement on the Stock Transaction Date by Lextra Management Group, Inc. The address for Lextra Management Group, Inc. is 801 International Parkway, 5th Floor, Lake Mary, Florida 32746.

(8)	Mr. Kidd intends be elected to the Board upon the Closing of the Stock Transaction. The address for Mr. Kidd is 801 International Parkway, 5th Floor, Lake Mary, Florida 32746.

There were no outstanding options, warrants, rights or other securities convertible into shares of Common Stock of the Company as at the date hereof, nor will there be any as at the Effective Date or the Stock Transaction Date.

DIRECTORS AND EXECUTIVE OFFICERS

Management.

Pursuant to the Purchase Agreement, it is intended that Mr. Kidd will be elected a Director of the Company as at the Closing, and the resignations of Donald and Jeffrey, the current Directors of the Company, will become effective as at the Closing. The following table sets forth information regarding the current executive officers and Directors of the Company and the executive officers and Directors of the Company following the Closing of the Stock Transaction.

The Company's current management prior to the Closing of the Stock Transaction consists of:

Name	Age	Title
Donald M. Petroski	68	Chairman, President and Director
Jeffrey M. Petroski	44	Treasurer, Secretary, Director

Donald M. Petroski has been and will be the President and Chief Executive Officer of the Company from July 29, 1988 to the Closing of the Stock Transaction. He will tender his resignation as a Director and officer, effective as at the Closing. Donald M. Petroski is also President, Director and the beneficial owner of 80% of the issued and outstanding stock of ABL, which company may be deemed an affiliate of the Company.

Jeffrey M. Petroski is and was the Treasurer and Secretary of the Company for more than the past ten (10) years prior to the Closing of the Stock Transaction. He will also tender his resignation as a Director and officer, effective as at the Closing. Jeffrey M. Petroski is also the Treasurer, Secretary, Director and beneficial owner of 20% of the issued and outstanding stock of ABL, which company may be deemed an affiliate of the Company.

The information set forth below has been furnished to the Company by the Purchaser. Neither the Company nor its current Directors have independently verified the accuracy or completeness of such information nor can they assume any responsibility therefor. Upon the Closing of the Stock Transaction the Company's management will consist of:

Name and Address:	Age	Title
R. Thomas Kidd	60	Chief Executive Officer, Director

Mr. Kidd is currently and has been the Chief Executive Officer and the sole Director of Lextra Management Group, Inc. a privately held company, since January 2007. Prior thereto from July 2005 through November 2006 he served as the Chief Executive Officer and Director of Greens Worldwide Incorporated, a publicly held company, and its subsidiary U.S. Golf Tour, primarily involved in the development of a new golf organization and sports enterprise. Prior thereto, from April 1999 through October 2004, Mr. Kidd served as Chief Executive Officer and President of ASGA, Inc., and the American Senior Golf Association. For approximately the past thirty (30) years, Mr. Kidd has been engaged in various capacities in developing sports organizations including, among others, two (2) national professional golf tours and one (1) senior golf tour.

Upon the Closing of the Stock Transaction, Mr. Kidd will become the sole Director of the Company. Although Mr. Kidd has been in confidential discussions with third parties regarding possible future business and financing plans for the Company, Mr. Kidd has not entered into any firm commitments with respect to the Company’s future business activities or financings.

Effective upon the Closing of the Stock Transaction, and after the resignations of Donald M. Petroski and Jeffrey M. Petroski have become effective, Mr. Kidd, as the sole surviving Director, intends to cause himself to be elected Chief Executive Officer of the Company.

Board of Directors: Compensation and Meetings

The current By-Laws provide, among other things, that each Director holds office until the completion of their respective terms of office, which is one year, or until their successors have been elected and qualified. All officers are appointed annually by the Board of Directors and, subject to any employment agreement, serve at the discretion of the Board of Directors. During the period covering the past five (5) years prior to the Effective Date, the Company never had any employment agreements with any officers or employees and no officer or Director of the Company has received any compensation from the Company during such period. The Company has not held regularly scheduled Board meetings. Board meetings have been and are held from time to time as events require Board action.

Committees of the Board of Directors

During the period covering the past five (5) years to and including the Effective Date, there have been no committees of the Board.

After the Closing, the new Board of Directors may consider whether or not to expand the size of the Board of Directors and whether or not to establish an Audit Committee and a Compensation Committee. No present plans have been formulated as to whether, when or if such committees will be formed.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company presently occupies and has occupied its principal executive offices for more than the past five (5) years, on a month-to-month basis, free of charge, from its President.

Reference is made to the Company’s filings on Form 8-K, as filed with the SEC on March 12, 2007 and March 22, 2007 pursuant to which certain agreements between the Company and ABL were terminated, the Company merged its wholly owned subsidiary A.B. Park & Fly, Inc. with and into a wholly owned subsidiary of ABL, and the corporate existence of A.B. Park & Fly, Inc. ceased, for which ABL delivered 150,000 shares of Company common stock to the treasury of the Company for cancellation.

Reference is also made to the Form 10-KSB, Annual Report of the Company for the fiscal year ended October 31, 2006 and Forms 10-QSB, quarterly reports of the Company which sets forth other relationships and related transactions between the Company and ABL. Pursuant to the Stock Transaction, the Purchaser will acquire 1,165,397 shares of the Company's common stock of the 2,277,922 shares of the Company's common stock issued and outstanding, comprising an aggregate of 51.16% of the issued and outstanding shares of the Company's common stock and also acquired the Account Receivable. Upon the completion of the Stock Transaction, the Purchaser will designate Mr. R. Thomas Kidd as the sole Director of the Company.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act, as amended, requires the Company’s executive officers, Directors and persons who beneficially own more than 10% of the Company’s common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Donald M. Petroski, ABL, Jeffrey M. Petroski and Barbara Petroski have undertaken to file Forms 4 to reflect the disposition of their respective shares of the Common Stock of the Company and to furnish copies thereof to the Company. In addition, Mr. R. Thomas Kidd has represented that the Purchaser will file a Form 3, initial ownership form, with the SEC to reflect its ownership of the shares of Common Stock of the Company purchased.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the report to be signed on its behalf by the undersigned thereto duly authorized.

AIR BROOK AIRPORT EXPRESS, INC.

By:	/s/ Donald M. Petroski
Name: Donald M. Petroski
Title: President